June 11, 2008

Mail Stop 4561

Ms. Diana M. Laing
Chief Financial Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

RE: **Thomas Properties Group, Inc.**
        Form 10-K for the period ended December 31, 2007
        Filed March 18, 2008
        File No. 0-50854

Dear Ms. Laing:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief